UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Oaktree Strategic Credit Fund

Address of Principal Place of Business:

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

Telephone Number: (213) 830-6300

Name and Address of Agent For Service of Process:

Mary Gallegly

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Securities Act File No. 333-261775

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the state of Delaware and with its principal place of business in the state of California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURE:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Los Angeles and state of California, on the 3rd day of February, 2022.

Oaktree Strategic Credit Fund

By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Chief Executive Officer

Attest:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	General Counsel and Secretary